An annual meeting of shareholders of Neuberger Berman Income Opportunity Fund Inc. was held on March 8, 2005. Shareholders voted on the following matter: (1) To elect five Class III Directors (one of which is to be elected only by holders of the Funds preferred stock) to serve until the annual meeting of stockholders in 2008, or until their successors are elected and qualified. Class I and II Directors continue to hold office until the annual meeting in 2006 and 2007, respectively.

Proposal 1 - To elect five Class III Directors (one of which is to be elected only by holders of the Funds preferred stock) to serve until the annual meeting of stockholders in 2008.

Common and Preferred Shares
			Votes         Votes   Votes	Abstentions  Broker
			 For	     Against Withheld    	    Non-Votes
Robert A. Kavesh	15,457,415.193	-	112,269.000	-	-
Edward I. OBrien	15,446,958.193	-	122,726.000	-	-
William E. Rulon	15,433,988.193	-	135,696.000	-	-
Candace L. Straight	15,435,534.193	-	134,150.000	-	-



Preferred Shares

		 Votes         Votes   Votes   Abstentions  Broker
		  For	     Against Withheld    	    Non-Votes
Howard A. Mileaf 3,708.000	-	7.000	   -		-